SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Voxware, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

David Sorin, Esq.

Emilio Ragosa, Esq.

Morgan, Lewis & Bockius, LLP

502 Carnegie Center

Princeton, New Jersey 08540-6241

(609) 919-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Levi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,335,092 shares 8. SHARED VOTING POWER 0 shares 9. SOLE DISPOSITIVE POWER 16,335,092 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,335,092 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 92906L105	Page 3 of 7 Pages

AMENDMENT NO. 1

TO

SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D filed on October 14, 2003, by and on behalf of David B. Levi (the “Statement”), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 1, is referred to herein as “Schedule 13D.” This Schedule 13D is being filed to report the following:

Pursuant to the Series D Convertible Preferred Stock Purchase Agreement, dated as of April 30, 2004 by and among the Issuer, Mr. Levi and the investors (the “Investors”) listed on the signature pages thereto (the “Purchase Agreement”), Mr. Levi purchased 3,333,333 shares (the “Levi Preferred Shares”) of Series D Convertible Preferred Stock from the Issuer in a private transaction for a total purchase price of $50,000; which Levi Preferred Shares are convertible into an aggregate of 3,333,333 shares of Common Stock. The working capital of Mr. Levi was the source of the funds for the purchase. No part of the purchase price paid by Levi was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Levi Preferred Shares. A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is incorporated by reference as Exhibit I hereto.

In addition, this Schedule 13D is being filed to report that Mr. Levi received 358,724 shares of the Issuer’s Common Stock issued as quarterly dividends on the Levi Preferred Shares. Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is attached as Exhibit I hereto.

Item 4. Purpose of Transaction.

Mr. Levi acquired the Series D Preferred and Warrant Shares for investment purposes. Mr. Levi does not have any plans that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

CUSIP NO. 92906L105	Page 4 of 7 Pages

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Levi is the record owner of 14,998,137 shares of the Levi Preferred Shares.

Mr. Levi holds warrants to purchase up to 275,992 shares of Series D Preferred, which warrants are immediately exercisable.

Mr. Levi holds warrants to purchase up to 216,667 shares of Common Stock, which warrants may be exercisable upon the Issuer’s failure to have the Form S-2 declared effective in a timely manner.

Mr. Levi holds 48,072 shares of Common Stock.

Mr. Levi also holds options to purchase 437,500 shares of Common Stock, all shares of which are fully vested.

Mr. Levi may be deemed to own beneficially 22.1 % of the Common Stock of the Issuer, which percentage is calculated based upon 57,997,356 shares of Common Stock reported to be outstanding by the Issuer as of December 31, 2004, as adjusted pursuant to Rule 13d-3(d)(1).

In addition to the shares of Common Stock, shares of Series D Preferred, Purchase Warrants and the options to purchase shares of Common Stock described above, Mr. Levi was granted the option to purchase 1,000,000 shares of Common Stock on June 24, 2003. Such shares are not included in the determination of beneficial ownership because the options will vest according to the following schedule: 25% of the shares issuable under this option one year from the transaction date and 6.25% at the end of each successive three-month period.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

16,335,092 shares for each Reporting Person.

CUSIP NO. 92906L105	Page 5 of 7 Pages

(ii)	shared power to vote or to direct the vote:

0 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:

16,335,092 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(c) Except as set forth above, Mr. Levi has not effected any transaction in the Preferred or Warrant Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by Mr. Levi.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 5, 2004, Voxware, Inc. (the “Company”) announced that it entered into definitive agreements with certain accredited investors in connection with a private placement of the Company’s Series D Preferred Stock, raising gross proceeds to the Company of approximately $2 million.

Pursuant to the Purchase Agreement, the Company has issued and sold an aggregate of 136,730,000 shares of Series D Preferred Stock at a purchase price of $0.015 per share for aggregate gross proceeds to the Company of $2,050,950. The shares of Series D Preferred Stock have a 7% dividend payable in cash or equity, and are convertible into Voxware common stock at an initial conversion ratio of one share of common stock for each share of Series D Convertible Preferred Stock.

It is anticipated that the net proceeds from the financing will be used for sales and marketing initiatives, research and development activities, general corporate administration and overhead expenses, and repayment of debt.

The Company is required to register for resale by the investors the common stock issuable upon conversion of the Series D Convertible Preferred Stock under the Securities Act of 1933, as amended. In connection with the financing, the Company also agreed to execute an Amendment No. 1 to the Investor Rights Agreement and an Amendment No. 1 to the Stockholders Agreement.

A copy of each of the Series D Preferred Stock Purchase Agreement, Amendment No. 1 to Investor Rights Agreement, Amendment No. 1 to Stockholders Agreement and the Certificate of Amendment to the Certificate of Incorporation are filed herewith as exhibits, and are incorporated herein by reference. The foregoing description of the issuance of Series D Preferred Stock by the Company is qualified in its entirety by reference to such exhibits.

CUSIP NO. 92906L105	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit I – Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Voxware, Inc., incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit II – Series D Convertible Preferred Stock Purchase Agreement by and among Voxware, Inc. and the Purchasers listed on the signature pages thereto, dated as of April 30, 2004, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit III – Amendment No. 1 to Investor Rights Agreement by and between Voxware, Inc. and the Investors listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed May 7, 2004.

Exhibit IV – Amendment No. 1 to Stockholders Agreement by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed May 7, 2004.

CUSIP NO. 92906L105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	/s/ David B. Levi
David B. Levi